						Exhibit 12.1
						11/7/2005
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2004
and the year to date September 30, 2005
						Nine
						Months
						Ended
						September 30,
	2000	2001	2002	2003	2004	2005

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$698,801	$652,467	$770,194	$782,220	$819,955	$712,816
Interest expense, net of amounts capitalized	237,873	247,789	226,732	215,858	211,373	161,048
Distributions on mandatorily redeemable preferred securities	25,549	24,775	24,599	15,255	0	0
AFUDC - Debt funds	20,197	9,569	6,854	6,421	6,856	5,812

Earnings as defined	$982,420	$934,600	$1,028,379	$1,019,754	$1,038,184	$879,676

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$222,530	$220,627	208,148	$183,953	$173,226	$139,502
Interest on affiliated loans	0	1,082	845	274	16,479	12,327
Interest on interim obligations	10,759	13,556	1,160	388	465	54
Amort of debt disc, premium and expense, net	11,668	11,740	12,857	15,671	14,793	11,144
Other interest charges	13,113	10,352	10,577	21,993	13,266	3,833
Distributions on mandatorily redeemable preferred securities	25,549	24,775	24,599	15,255	0	0

Fixed charges as defined	$283,619	$282,132	$258,186	$237,534	$218,229	$166,860

RATIO OF EARNINGS TO FIXED CHARGES	3.46	3.31	3.98	4.29	4.76	5.27